EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree to file jointly with the Securities and Exchange Commission a statement on Schedule 13D (and any amendments or supplements thereto required under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), in connection with the holdings by the undersigned of the common stock of Empire Resorts, Inc., pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The undersigned further agree that this joint filing agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Dated: August 27, 2009

Kien Huat Realty III Limited

By: /s/ Lim Kok Thay
Name: Lim Kok Thay Title: Director

/s/ Lim Kok Thay
Lim Kok Thay